Exhibit 99.1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and

Shareholders of Ridgeline International Limited.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheet of Ridgeline International Limited and subsidiaries (collectively, the “Company”) as of March 31, 2024 and the related consolidated statements of operations and comprehensive income, and cash flows for the year ended March 31, 2024, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of March 31 2024, and the results of its operations and its cash flows for the year ended March 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

/s/ YCM CPA INC.

We have served as the Company’s auditor since 2025.

PCAOB ID 6781

Irvine, California

September 25, 2025

RIDGELINE INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

March 31,
2024
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$1,613,848
Restricted cash	4,089,442
Accounts receivable	3,846,390
Inventories	7,668,388
Advances to suppliers	309,519
Other receivables, net	24,728
Other current assets	316,197
Total current assets	17,868,512

NON-CURRENT ASSETS
Property and equipment, net	41,022
Other noncurrent assets	162
Total non-current assets	41,184
Total assets	$17,909,696

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable	$11,700,657
Notes payable	4,775,352
Other payables	40,059
Customer deposits	1,166,919
Taxes payable	21,606
Accrued liabilities	276
Total current liabilities	17,704,869

NON-CURRENT LIABILITIES
Total non-current liabilities	-
Total liabilities	17,704,869

COMMITMENTS AND CONTINGENCIES
SHAREHOLDERS’ EQUITY
Common stock	121,392
Accumulated deficit	79,444
Accumulated other comprehensive income(loss)	3,991
Total shareholders’ equity	204,827
Total liabilities and shareholders’ equity	$17,909,696

The accompanying notes are an integral part of these consolidated financial statements.

RIDGELINE INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

For the year ended March 31, 2024

REVENUES, NET	$78,360,705

COST OF GOODS SOLD	77,016,399

GROSS PROFIT	1,344,306

SELLING EXPENSES	865,221
GENERAL AND ADMINISTRATIVE EXPENSES	296,201
TOTAL OPERATING EXPENSES	1,161,422

INCOME FROM OPERATIONS	182,884

OTHER INCOME	11,981

INCOME BEFORE INCOME TAXES	194,865

PROVISION FOR INCOME TAXES	27,427

NET INCOME	167,438

COMPREHENSIVE INCOME (LOSS)
Unrealized foreign currency translation loss	3,991
Comprehensive Income	171,429

The accompanying notes are an integral part of these consolidated financial statements.

RIDGELINE INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the year ended March 31, 2024
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$167,438
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	20,516
Gain on disposal of PP&E	(765)
Change in operating assets and liabilities:
Accounts receivable	(3,197,132)
Inventories and biological assets	(5,867,528)
Other receivables	3,778,575
Advances to suppliers	(311,821)
Long-term rent deposit	(318,544)
Other noncurrent assets	4,786
Accounts payable	4,846,064
Other payables and accrued liabilities	(16,727)
Deferred revenue	1,175,581
Taxes payable	(93,950)
Net cash used in operating activities	186,493

CASH FLOWS FROM INVESTING ACTIVITIES:
Cash paid for a subsidiary	(109,866)
Acquisition of equipment	(2,138)
Disposal of PPE	6,791
Additions to leasehold improvements	(44,283)
Net cash used in investing activities	(149,496)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from notes payable	14,728,487
Repayment of notes payable	(14,735,681)
Proceeds from issuance of shares	121,392
Net cash provided by financing activities	114,198

EFFECT OF EXCHANGE RATE ON CASH	(286,229)

DECREASE IN CASH AND CASH EQUIVALENTS AND RESTRICTED CASH	(135,034)
CASH AND CASH EQUIVALENTS AND RESTRICTED CASH, beginning of year	5,838,324
CASH AND CASH EQUIVALENTS AND RESTRICTED CASH, end of year	$5,703,290

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid for income taxes	$27,427

The accompanying notes are an integral part of these consolidated financial statements.

Note 1 - DESCRIPTION OF BUSINESS AND ORGANIZATION

Ridgeline International Limited (“Ridgeline,” or the “Company”) is a Hong Kong company, which is a holding company of Allright (Hangzhou) Internet Technology Co. Ltd (“Allright”) and does not otherwise engage in active operations.

Allright, established in April 2021 with a registered capital of 10 million Renminbi (“RMB”), is headquartered in Hangzhou, Zhejiang Province. The company operates in the B2B sector, providing wholesale distribution and online sales through self-operated and third-party platforms, with a focus on pharmaceuticals, medical devices, health foods, cosmetics, and daily necessities.

The accompanying consolidated financial statements reflect the activities of the Company and each of the following entities:

Entity Name	Background	Ownership
Ridgeline	● Incorporated in Hong Kong SAR on June 27, 2023	Holding

Allright	● Established in PRC on April 19, 2021 ● Registered capital of RMB 10 million ● Carries out pharmaceutical distribution services	100%

Virtually all of the consolidated financial results (including revenue, profit, assets, and liabilities) are attributable to the operations of Allright. The contributions of other consolidated entity is immaterial to the Company’s financial position and performance.

Note 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation and consolidation

The accompanying consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). The consolidated financial statements include the financial statements of the Company and its wholly-owned subsidiaries. All significant inter-company transactions and balances between the Company and its subsidiaries are eliminated upon consolidation.

Use of estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. The significant estimates made in the preparation of the accompanying consolidated financial statements relate to the assessment of the carrying values of accounts receivable, related allowance for doubtful accounts, losses. Because of the use of estimates inherent in the financial reporting process, actual results could materially differ from those estimates.

Fair value measurements

The Company establishes a three-level valuation hierarchy of valuation techniques based on observable and unobservable inputs, which may be used to measure fair value and include the following:

Level 1 - Quoted prices in active markets for identical assets or liabilities.

Level 2 - Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Classification within the hierarchy is determined based on the lowest level of input that is significant to the fair value measurement.

Unless otherwise disclosed, the fair value of the Company’s financial instruments including cash, restricted cash, accounts receivable, advances to suppliers, other current assets, accounts payable, due to related parties, other current liabilities, short-term bank loans and bank acceptance notes payable approximate their recorded values due to their short-term maturities. The fair value of longer term long-term bank loan and operating lease liabilities approximate their recorded values as their stated interest rates approximate the rates currently available.

Long-term investments

Long-term investments include equity investments. Equity investments include investments in common stock or in-substance common stock of entities. For those equity investments over which the Company can exercise significant influence but does not own a majority equity interest or control, the equity method is applied, and the Company adjusts the carrying amount of an investment and recognizes investment income or loss for the Company’s share of the earnings or loss of the investee after the date of investment. For those equity investments accounted for other than under the equity method, the fair value method is applied. However, for equity investments that do not have readily determinable fair values, the Company chooses to account for them at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer. If this measurement alternative is elected, changes in the carrying value of the equity investments will be required to be made whenever there are observable price changes in transactions for identical or similar investments of the same issuer.

Revenue recognition

Effective March 31, 2023, the Company began recognizing revenue under Accounting Standards Codification (“ASC”) Topic 606, Revenue from Contracts with Customers (“ASC 606”), using the modified retrospective transition method. The impact of adopting the new revenue standard was not material to the Company’s consolidated financial statements. The core principle of this new revenue standard is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services. The following five steps are applied to achieve that core principle:

●	Step 1: Identify the contract with the customer

●	Step 2: Identify the performance obligations in the contract

●	Step 3: Determine the transaction price

●	Step 4: Allocate the transaction price to the performance obligations in the contract

●	Step 5: Recognize revenue when the company satisfies a performance obligation

In order to identify the performance obligations in a contract with a customer, a company must assess the promised goods or services in the contract and identify each promised good or service that is distinct. A performance obligation meets ASC 606’s definition of a “distinct” good or service (or bundle of goods or services) if both of the following criteria are met:

●	The customer can benefit from the good or service either on its own or together with other resources that are readily available to the customer (i.e., the good or service is capable of being distinct).

●	The entity’s promise to transfer the good or service to the customer is separately identifiable from other promises in the contract (i.e., the promise to transfer the good or service is distinct within the context of the contract).

If a good or service is not distinct, the good or service is combined with other promised goods or services until a bundle of goods or services is identified that is distinct.

The transaction price is the amount of consideration to which an entity expects to be entitled in exchange for transferring promised goods or services to a customer, excluding amounts collected on behalf of third parties (for example, some sales taxes). The consideration promised in a contract with a customer may include fixed amounts, variable amounts, or both. Variable consideration is included in the transaction price only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved.

The transaction price is allocated to each performance obligation on a relative standalone selling price basis. The transaction price allocated to each performance obligation is recognized when that performance obligation is satisfied, at a point in time or over time as appropriate.

The Company’s revenue is net of value added tax (“VAT”) collected on behalf of the PRC tax authorities with respect to the sales of merchandise. VAT collected from customers, net of VAT paid for purchases, is recorded as a liability in the accompanying consolidated balance sheets until it is paid to the relevant PRC tax authorities.

Certain contract liabilities primarily represent the Company’s obligation to transfer additional goods or services to a customer for which the Company has received consideration, for example, membership points. The consideration received remains a contract liability until goods or services have been provided to the retail customer. The estimated amount based on accrued membership points was deducted from sales revenue.

The following is a discussion of the Company’s revenue recognition policies by segment under the new revenue recognition accounting standard:

Offline Wholesale

Allright purchases medicine in quantity and distribute products primarily to local pharmacies and medical products dealers. Revenue from sales of merchandise to non-retail customers is recognized when the merchandise is transferred to customers. Historically, sales returns have been minimal.

The Company’s revenue is net of VAT collected on behalf of PRC tax authorities in respect to the sales of merchandise. VAT collected from customers, net of VAT paid for purchases, is recorded as a liability in the accompanying consolidated balance sheets until it is paid to the relevant PRC tax authorities.

Online platform sales

Revenue from online platform sales is recognized when merchandise is shipped to customers. While most deliveries take one day, certain deliveries may take longer depending on a customer’s location. Any loss caused in a shipment will be reimbursed by the Company’s courier company. The Company’s sales policy allows for the return of certain merchandises without reason within seven days after a customer’s receipt of the applicable merchandise. Historically, sales returns seven days after merchandise receipts have been minimal.

Disaggregation of Revenue

The following table disaggregates the Company’s revenue in each segment for the year ended March 31, 2024:

For the year ended March 31, 2024
For the year ended March 31, 2024
Revenue from offline wholesale	$63,968,288
Revenue from online platform	14,392,417
Total revenue	$78,360,705

Restricted cash

The Company’s restricted cash consists of cash and long-term deposits in a bank as security for its notes payable. The Company has notes payable outstanding with the bank and is required to keep certain amounts on deposit that are subject to withdrawal restrictions. The notes payable are generally short term in nature due to their short maturity period of six to nine months; thus, restricted cash is classified as a current asset.

The following represents a reconciliation of cash and cash equivalents in the consolidated balance sheets to total cash, cash equivalents and restricted cash in the consolidated statements of cash flows as of March 31, 2024:

March 31, 2024
Cash and cash equivalents	$1,613,848
Restricted cash	4,089,442
Cash, cash equivalents and restricted cash	$5,703,290

Accounts receivable

Accounts receivable represents the following: (1) amounts due from banks relating to wholesale sales that are paid or settled by the customers’ debit or credit cards, and (2) amounts due from non-bank third party payment instruments such as Alipay and certain e-commerce platforms.

Accounts receivable are recorded at net realizable value consisting of the carrying amount less an allowance for uncollectible accounts, as necessary. In its offline wholesale business, the Company uses the expected credit loss method to estimate the allowance for anticipated uncollectible receivable balances. At each reporting period, the allowance balance is adjusted to reflect the amount computed as a result of the expected credit loss method. When facts subsequently become available to indicate that the allowance provided requires an adjustment, a corresponding adjustment is made to the allowance account as a change in estimate.

In the Company’s online platform business, accounts receivable primarily consist of amounts due from non-bank third party payment instruments such as Alipay and certain e-commerce platforms. To purchase pharmaceutical products from an e-commerce platforms such as Pharmacist Help, Yiyao Help and Yao Help, customers are required to submit payment to certain non-bank third party payment instruments, such as Alipay, which, in turn, reimburse the Company within seven days to a month. Except for customer returns of sold products, the receivables from these payments instruments are rarely uncollectible.

Inventories

Inventories are stated at the lower of cost or net realizable value. Cost is determined using the first in first out (FIFO) method. The Company carries out physical inventory counts on a monthly basis and warehouse location. The Company periodically reviews its inventory and records write-downs to inventories for shrinkage losses and damaged merchandise that are identified. The Company provides a reserve for estimated inventory obsolescence or excess quantities on hand equal to the difference, if any, between the cost of the inventory and its estimated realizable value.

Property and equipment

Property and equipment are stated at cost, net of accumulated depreciation or amortization. Depreciation is calculated on the straight-line method over the estimated useful lives of the assets, taking into consideration the assets’ estimated residual value. Leasehold improvements are amortized over the shorter of lease term or remaining lease period of the underlying assets. Following are the estimated useful lives of the Company’s property and equipment:

Estimated Useful Life
Office equipment & furniture	3-5 years

Maintenance, repairs and minor renewals are charged to expenses as incurred. Major additions and betterment to property and equipment are capitalized.

Impairment of long-lived assets

The Company evaluates long lived tangible and intangible assets for impairment, whenever events or changes in circumstances indicate that the carrying value may not be recoverable from its estimated future cash flows. Recoverability is measured by comparing the assets’ net book value to the related projected undiscounted cash flows from these assets, considering a number of factors including past operating results, budgets, economic projections, market trends and product development cycles. If the net book value of the asset exceeds the related undiscounted cash flows, the asset is considered impaired, and a second test is performed to measure the amount of impairment loss. There was no impairment loss recognized for the year ended March 31, 2024.

Notes payable

During the normal course of business, the Company regularly issues bank acceptance bills as a payment method to settle outstanding accounts payables with various material suppliers. The Company records such bank acceptance bills as notes payable. Such notes payable are generally short term in nature due to their short maturity period of six to nine months.

Income taxes

The Company follows FASB ASC Topic 740, “Income Taxes,” which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each period end based on enacted tax laws and statutory tax rates, applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

The accounting standards clarify the accounting and disclosure requirements for uncertain tax positions and prescribe a recognition threshold and measurement attribute for recognition and measurement of a tax position taken or expected to be taken in a tax return. The accounting standards also provide guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosures, and transition. No significant penalties, uncertain tax provisions or interest relating to income taxes were incurred during the periods ended March 31, 2024.

Value added tax

Sales revenue represents the invoiced value of goods, net of VAT. All of the Company’s products are sold in the PRC and are subject to a VAT on the gross sales price. The VAT rates range up to 13%, depending on the type of products sold. The VAT may be offset by VAT paid by the Company on raw materials and other materials included in the cost of producing or acquiring its finished products. The Company recorded a VAT payable net of payments in the accompanying financial statements.

Foreign currency translation

The Company uses the United States dollar (“U.S. dollars” or “USD”) for financial reporting purposes. The Company’s subsidiaries maintain their books and records in their functional currency RMB, the currency of the PRC.

In general, for consolidation purposes, the Company translates the assets and liabilities of its subsidiaries into U.S. dollars using the applicable exchange rates prevailing at the balance sheet date, and the statements of income and cash flows are translated at average exchange rates during the reporting period. As a result, amounts related to assets and liabilities reported on the statement of cash flows will not necessarily agree with changes in the corresponding balances on the balance sheet. Equity accounts are translated at historical rates. Adjustments resulting from the translation of the financial statements of the subsidiaries are recorded as accumulated other comprehensive income.

The balance sheet amounts, with the exception of equity, at March 31, 2024 were translated at 1 USD to 7.2203 RMB. The average translation rate applied to income and cash flow statement amounts for years ended March 31, 2024 was at 1 USD to 7.1671 RMB.

Recent Accounting Pronouncements

The Company’s management does not believe that any recently issued, but not yet effective, accounting standards updates, if currently adopted, would have a material effect on the accompanying consolidated financial statements.

NOTE 3 - COMMITMENTS AND CONTINGENCIES

Risks and Uncertainties

The operations of the Company are located in the PRC. Accordingly, the Company’s business, financial condition, and results of operations may be influenced by political, economic, and legal environments in the PRC, as well as by the general state of the PRC economy. The Company’s operations in the PRC are subject to special considerations and significant risks not typically associated with companies in North America and Western Europe. These include risks associated with, among others, the political, economic and legal environment and foreign currency exchange. The Company’s results may be adversely affected by changes in the political, regulatory and social conditions in the PRC. Although the Company has not experienced losses from these situations and believes that it is in compliance with existing laws and regulations including its organization and structure disclosed in Note 1, this may not be indicative of future results.

The Company has significant cash deposits with suppliers in order to obtain and maintain inventory. The Company’s ability to obtain products and maintain inventory at existing and new locations is dependent upon its ability to post and maintain significant cash deposits with its suppliers. In the PRC, many vendors are unwilling to extend credit terms for product sales that require cash deposits to be made. The Company does not generally receive interest on any of its supplier deposits, and such deposits are subject to loss as a result of the creditworthiness or bankruptcy of the party who holds such funds, as well as the risk from illegal acts such as conversion, fraud, theft or dishonesty associated with the third party. If these circumstances were to arise, the Company would find it difficult or impossible, due to the unpredictability of legal proceedings in China, to recover all or a portion of the amount on deposit with its suppliers.

Concentrations and Credit Risk

Certain financial instruments, which subject the Company to concentration of credit risk, consist of cash and restricted cash. The Company has cash balances at financial institutions located in Hong Kong and PRC. Balances at financial institutions in Hong Kong may, from time to time, exceed Hong Kong Deposit Protection Board’s insured limits. Since March 31, 2015, balances at financial institutions and state-owned banks within the PRC are covered by insurance up to RMB 500,000 (USD 79,600) per bank. As of March 31, 2024, the Company had deposits totaling $5,692,781 covered by such limited insurance. Any balance over RMB 500,000 (USD79,600) per bank in PRC will not be covered. To date, the Company has not experienced any losses in such accounts.

For the fiscal year ended March 31, 2024, the Company had three suppliers that accounted for more than 10% of the Company’s total purchases from continuing operations, which were 33.9%, 15.9% and 12.4%, respectively. These suppliers are not affiliated with the Company.

For the fiscal year ended March 31, 2024, the Company had three customers that accounted for more than 10% of the Company’s total sales from continuing operations, which were 12.6%,11.6% and 10.2%, respectively. These customers are not affiliated with the Company.

NOTE 4 - TRADE RECEIVABLES

Trade receivables consisted of the following:

March 31, 2024
Accounts receivable	$3,846,390
Less: allowance for doubtful accounts	-
Trade accounts receivable	$3,846,390

Accounts receivable, which are unsecured, are stated at the amount we expect to collect. Our accounts receivable aging was as follows for the periods described below:

From date of invoice to customer	Total amount
1- 3 months	$3,774,148
4- 6 months	72,196
7- 9 months	37
10- 12 months	-
Over one year	9
Total accounts receivable	$3,846,390

Note 5 - PROPERTY AND EQUIPMENT

Property and equipment consisted of the following:

March 31, 2024
Office equipment and furniture	$66,104
Total	66,104
Less: Accumulated depreciation	(25,082)
Property and equipment, net	$41,022

Total depreciation expense for property and equipment was $9,866 for the year ended March 31, 2024.

Note 6 - ADVANCES TO SUPPLIERS

Advances to suppliers consist of deposits, with or advances to, outside vendors for future inventory purchases. Most of the Company’s suppliers require a certain amount of money to be deposited with them as a guarantee that the Company will receive its purchase on a timely basis. This amount is refundable and bears no interest. As of March 31, 2024, advance to suppliers consist of the following:

March 31, 2024
Advance to suppliers	$309,519
Less: reserve for vendor non-performance on advances	-
Advance to suppliers, net	$309,519

Note 7 - INVENTORY

Inventory consisted of finished goods, valued at $7,668,388 as of March 31, 2024. The Company constantly monitors its potential obsolete products and is allowed to return products close to their expiration date to its suppliers. Any loss on damaged items is immaterial and will be recognized immediately. As a result, no reserves were made for inventory as of March 31, 2024.

Note 8 - NOTES PAYABLE

The Company has credit facilities with Hangzhou United Bank (“HUB”) that provided working capital in the form of the following bank acceptance notes. Usually, the Company applies to issue a note, which is guaranteed by the bank, to its supplier to pay off its debt in a future date. Before the payment date, the bank will ask the Company to inject cash into the bank. On the payment date, the bank will pay the amount to whoever legally holds the note. As of March 31, 2024, the balances of notes payable are as follow:

		Origination	Maturity	March 31,
Beneficiary(1)	Endorser	date	date	2024
Allright	HUB	12/28/23	06/28/24	$3,793,398
Allright	HUB	03/15/24	09/15/24	981,954
Total				$4,775,352

(1)	As of March 31, 2024, the Company had $4,775,352 (RMB34,479,477) of notes payable from HUB. The Company is required to hold restricted cash in the amount of $4,089,442 (RMB29,527,000 ) with HUB as collateral against these bank notes. Included in the restricted cash is a total of $3,794,856 three-year deposit (RMB27,400,000) deposited into HUB as a collateral for current and future notes payable from HUB.

As of March 31, 2024, the Company had a credit line of approximately $0.69 million in the aggregate from HUB. By putting up a three-year deposit of $3.79 million and the restricted cash of $0.30 million deposited in the banks, the total credit line was $4.78 million. As of March 31, 2024, the Company had approximately $4.78 million of bank notes payable.

Note 9 - TAXES

Income tax

Income tax expense includes a provision for federal, state and foreign taxes based on the annual estimated effective tax rate applicable to the Company and its subsidiaries, adjusted for items which are considered discrete to the period.

For the year ended March 31, 2024, income tax expenses consisted of the following:

For the year ended March 31, 2024
Current income tax expenses	$27,427
Total income tax expenses	$27,427

A reconciliation of the income tax provision at the federal statutory rate and the effective rate is as follows:

For the year ended March 31, 2024
China income taxes	25.0%
Change in valuation allowance	(25.0)
Non-deductible expenses-permanent difference	14.1
Effective tax rate	14.1%

The Company has recorded $0 unrecognized benefit as of March 31, 2024. On the information currently available, the Company does not anticipate a significant increase or decrease to its unrecognized benefit within the next 12 months.

Note 10 - EQUITY

Ordinary shares

When the Company was incorporated in the Hong Kong SAR on June 27, 2023, 10,000 ordinary shares were authorized and 10,000 were issued to the shareholders at a par value of HKD 1 each. On August 8, 2023, 940,000 ordinary shares were authorized and 940,000 were issued to the shareholders at a par value of HKD 1 each. As of March 31, 2024, there were 950,000 ordinary shares issued and outstanding

Note 11 - SUBSEQUENT EVENTS

Management has evaluated subsequent events through the date that the financial statements were available to be issued, which is September 25, 2025. All subsequent events requiring recognition as of March 31, 2024 have been incorporated into these financial statements and there are no other subsequent events that require disclosure in accordance with FASB ASC Topic 855 except the following:

On January 31, 2025, the Company entered an Equity Exchange Agreement with Mr. Lingtao Kong (the sole shareholder of Ridgeline) and Ridgetech, Inc. (a Cayman Islands exempted company). Mr. Lingtao Kong sold all of the issued and outstanding ordinary shares of Ridgeline to Ridgetech, Inc. The transaction was closed on February 28, 2025.